UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70612

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thoma Bravo Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 North Wacker Drive 32nd Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Schwab	847-507-7885	sschwab@thomabravo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Schwab _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thoma Bravo Capital Markets LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MARYROSE MERCADO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20 25

Signature: _____

Title:
Chief Compliance Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*__

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Table of Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Thoma Bravo Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thoma Bravo Capital Markets, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
March 27, 2025

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	25,602,859
Accrued Dividend Receivable	$	72,792
Prepaid expenses		51,921
Total Assets	$	25,727,572

Liabilities and Member's Equity

Due to affiliates	$	11,901,490
Accounts payable and accrued liabilities		207,828
Total Liabilities	$	12,109,318
Total Member's Equity	$	13,618,254
Total Liabilities and Member's Equity	$	25,727,572

The accompanying notes are an integral part of this financial statement

Thoma Bravo Capital Markets, LLC

(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the year ended December 31, 2024

(1)   Business and Organization

Thoma Bravo Capital Markets LLC (the "Company") commenced its operations on July 1, 2021("Commencement of operations"), and received approval from the Financial Industry Regulatory Authority, Inc ("FINRA") to become a registered broker-dealer under the Security Exchange Act of 1934 as of July 23, 2021("Approval date"). The Company is a Delaware limited liability company established on September 21, 2020 as a wholly owned subsidiary of Thoma Bravo Advisers, L.P. (the "Parent"). Thoma Bravo LP (the "Affiliate") is a private equity and growth capital firm based in Chicago, Illinois that is under common ownership with the Parent. The Company is approved by FINRA to act as a broker dealer selling corporate debt securities, engage in firm commitment underwritings, provide mergers and acquisitions advisory services ("M&A advisory services"), and engage in private placement of securities. The Company did not engage in firm commitment underwritings during the year ended December 31, 2024.

(2)   Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

(a)   Use of Estimates

The preparation of this financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in money market mutual funds. Actively traded money market mutual funds are measured at their net asset value, which approximates fair value. As of December 31, 2024, the Company had $5,000,274 in cash, and $20,602,585 in cash equivalents.

(c)   Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of December 31, 2024, there were no receivables outstanding.

(d)   Prepaid Expenses

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. As of December 31, 2024, the Company had $51,921 of prepaid expenses and other assets included on its statement of financial condition.

(e) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. income tax purposes and any income or loss is generally passed through to the member for federal and state income tax purposes. However, certain state and local jurisdictions assess an entity level tax on unincorporated businesses and such taxes, if any, are recorded as income tax expense.

In accordance with ASC Topic 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities.

Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statement as of December 31, 2024. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress. The Company remains subject to U.S. federal and state income tax audits for all periods including and subsequent to 2021.

The Bipartisan Budget Act of 2015 ("BBA") provides that any tax adjustments resulting from partnership audits will generally be determined, as well as any resulting tax, interest, and penalties collected, at the partnership level for tax years beginning after December 31, 2017. The BBA allows a partnership to elect to apply these provisions to any return of the partnership filed for partnership taxable years beginning after the date of enactment (November 2, 2015). The Company may be subject to the provisions of the BBA partnership audit rules due to the fact that certain of the Company's member is a flow-through entity and is considered an "ineligible partner."

(f) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which in the year ended December 31, 2024 consisted of M&A advisory services. The Company has identified its principals as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make profit distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of other significant accounting policies noted above.

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash. The Company maintains its cash in a bank account with a balance that exceeds federally insured limits.

(4) Indemnifications

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

(5) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

(6) Related-Party Transactions

On October 5, 2021, the Company had entered into a "broker services agreement" with its Parent. Under the terms of the broker services agreement the Parent engaged the Company on a non-exclusive basis to provide M&A Advisory services to the Parent in connection with services the Parent provides to a number of portfolio funds.

On July 15, 2021, the Company entered into an administrative services agreement (the "Agreement") with the Affiliate whereby the Company agrees to pay an allocated share of certain indirect operating costs outlined in the Agreement. Such shared costs include but are not limited to personnel, payroll service fees, occupancy costs, use of furniture, equipment, supplies and fixtures, utilities, business travel expenses, insurance premiums, subscription, research materials and any other costs reasonably allocable to the Company The Agreement also provides for the reimbursement of certain direct costs attributable to the Company, that are paid by the Affiliate on behalf of the Company

At December 31, 2024, the Company reported $11,901,490 as Due to affiliates in its statement of financial condition, which included $10,639,690 due to the Affiliate, and $1,261,800 due to Thoma Bravo East, LLC.

(7) Fair Value of Financial Instruments

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the year ended December 31, 2024

(7)   Fair Value of Financial Instruments (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company had $20,602,585 invested in the money market mutual fund as of December 31, 2024. The Company considers this investment to be a Level 1 asset.

(8)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company maintains a minimum net capital requirement of $250,000 pursuant to Rule 15c3-1. As of December 31, 2024, the Company had net capital of $13,081,473 and excess net capital of $12,831,473.

(9)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date this financial statement was available to be issued. No subsequent events were identified.